Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

May 20, 2026

Via E-mail and Overnight Mail

Braemar Hotels & Resorts Inc.
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
Attention: Corporate Secretary

Re:	Request for Proposed Nominee Questionnaire

Dear Corporate Secretary,

We write on behalf of Al Shams Investments Limited (the “Nominating Stockholder”), a stockholder of record of Braemar Hotels & Resorts Inc. (the “Company”), further to the correspondence of May 8, 2026 regarding the process for stockholder proposed nominations of individuals for election to Company’s board of directors (the “Board”) at the Company’s 2026 annual meeting of stockholders (the “2026 Annual Meeting”).

The Company’s form of proposed nominee questionnaire (the “Questionnaire”), as referenced in Article I, Section 11(a)(4) of the Company’s Fifth Amended and Restated Bylaws, as amended, is a form document, which the Company should have readily available. Our proposed nominees have completed the form of Questionnaire previously provided by the Company in connection with the 2025 annual meeting of stockholders (the “2025 Annual Meeting”). Accordingly, we hereby request, on behalf of the Nominating Stockholder, that the Company provide the Questionnaire applicable for the 2026 Annual Meeting as soon as possible, and in any event, no later than 9:00 a.m., Eastern Time, on Monday, June 1, 2026, to the extent that such Questionnaire differs from the form used in 2025.

In the event that the Company does not provide an updated Questionnaire by such deadline, we will assume that the form of Questionnaire previously provided in connection with the 2025 Annual Meeting remains operative for purposes of the 2026 Annual Meeting.

Additionally, if there are any additional forms, questionnaires or materials, other than the Questionnaire, required to be requested of the Company by stockholders in connection with stockholder proposed nominations of individuals for election to the Board or the submission of business proposals for consideration by stockholders at an annual meeting of stockholders, please provide copies of such materials by the same deadline. If no such additional materials are provided, we will assume that no further documentation is required in connection with stockholder nominations or the submission of business proposals for the 2026 Annual Meeting.

Braemar Hotels & Resorts Inc.	-2-

This letter is not, and should not be construed as, an admission that any purported procedures concerning the delivery of notice of stockholder intent to make nominations for the election of directors to the Board and/or to submit business proposals in connection with an annual meeting of the Company’s stockholders are legal, valid or binding. This request also does not constitute a waiver of any kind but does constitute an affirmation and reservation of any and all rights, remedies and defenses that the Nominating Stockholder may have under applicable law and in equity with respect to such matters.

Please send the Questionnaire to my attention at Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004 and via email at wertheimf@sullcrom.com. Should you have any questions, please contact me at (212) 558-4974.

Sincerely,

/s/ Frederick Wertheim

Frederick Wertheim

cc:	Wafic Rida Saïd

Mark Crockwell

David Auckland

Karim Khatoun

Michael Swartz

Minji Reem

Lawrence S. Elbaum

Patrick Gadson

Greg Taxin